Exhibit 1.01

AIR PRODUCTS AND CHEMICALS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report (the “Report”) of Air Products and Chemicals, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, (the “Rule”) for the reporting period January 1, 2016 to December 31, 2016.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products containing Conflict Minerals necessary to the functionality or production of those products. This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2016 (the “Covered Products”).

The Company is a Delaware corporation originally founded in 1940 that currently serves energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions, including atmospheric gases, process and specialty gases, equipment, and services. The Company conducts business in more than 50 countries around the world. Our supply chain is both global and complex, and there are multiple tiers of suppliers between us and the original sources of minerals used in our products. Therefore, we rely on our direct suppliers to provide us information about the origin of Conflict Minerals in the raw materials and components we purchase for use in the manufacture of the products that we offer for sale.

During the full reporting period, the Company had two principal businesses, Industrial Gases and Performance Materials. A third principal business, Electronic Materials, was spun off by the Company on October 1, 2016. The details of this transaction, and the current status of the Performance Materials business, are as follows:

On September 16, 2015, the Company announced that its Board of Directors approved a preliminary plan to spin-off Materials Technologies, which contained the Electronic Materials and Performance Materials businesses. On May 6, 2016, the Company entered into an agreement to sell certain subsidiaries and assets comprising the Performance Materials business to Evonik Industries AG (“Evonik”). The Company also announced its intention to proceed with the spin-off of the Electronic Materials business as Versum Materials, Inc. (“Versum”).

On October 1, 2016, the Company distributed all of the shares of Versum to its shareholders, creating a new, publicly traded corporation. Versum has submitted a Conflict Minerals Report covering the Electronic Materials business for the entire January 1, 2016 to December 31, 2016 reporting period and the Company has attached it as an Appendix to this Report.

On January 3, 2017, the Company completed the sale of the Performance Materials business to Evonik. This Report submitted by the Company covers the Performance Materials business for the entire January 1, 2016 to December 31, 2016 reporting period.

The Company’s Industrial Gases business produces atmospheric gases (oxygen, nitrogen, argon, and rare gases), process gases (hydrogen, helium, carbon dioxide, carbon monoxide, syngas and specialty gases) and equipment for the production or processing of gases such as air separation units and non-cryogenic generators. Atmospheric gases are produced through various air separation processes of which cryogenic is the most prevalent. Process gases are produced by methods other than air separation. For example, hydrogen is produced by steam methane reforming of natural gas or by purifying byproduct sources obtained from the chemical and petrochemical industries. Related to the Industrial Gases business, the Company also designs and manufactures equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction (LNG), and liquid helium and liquid hydrogen transport and storage.

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Steel, aluminum, and capital equipment subcomponents (compressors, etc.) are the principal raw materials in the manufacturing of this equipment. For purposes of this report, references to the Industrial Gases business include the related equipment businesses.

Performance Materials was a global business that provided innovation-driven products for specific customer applications within niche markets. This segment employed application technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology and process engineering. Performance Materials offered a portfolio of additives products that provided high value properties across a variety of industries.

COVERED PRODUCT DETERMINATION

For compliance with the Rule, the Company first determined which products manufactured by the Company contained Conflict Minerals necessary to the functionality or production of the product (“necessary Conflict Minerals”). Over 92% of the Company’s current revenue is generated by products that inherently do not contain Conflict Minerals. These products are industrial gases (nitrogen, oxygen, argon, hydrogen and helium) and most specialty gases. The less than 8% of the Company’s revenue generated by products which may contain Conflict Minerals is related to the product category known as Equipment Products. The Equipment Products are manufactured and sold by the Industrial Gases business as defined herein.

Industrial Gases. Industrial Gases sells variations of 12 Equipment Product lines which are designed and manufactured to meet customers’ requirements. Industrial Gases reviewed the Bill of Materials for each of its Equipment Products to determine whether any components used in their manufacture contained necessary Conflict Minerals. Each Equipment Product manager was responsible for evaluating their product line for necessary Conflict Minerals and providing the Industrial Gases Conflict Minerals program administrator with a list of components that may contain necessary Conflict Minerals and the suppliers of these components. For 2016, the Company identified over 5000 different Equipment Product components which potentially contained necessary Conflict Minerals and 458 suppliers or manufacturers of these components to be contacted to determine the presence and origin of the Conflict Minerals.

Performance Materials. Performance Materials products which may contain Conflict Minerals were known as Consumable Products. The specifications and manufacturing processes of each Consumable Product were reviewed to determine whether they were Covered Products. This review yielded 36 Consumable Products thought to contain necessary Conflict Minerals. Ten suppliers who were identified as the source of the raw materials for these Consumable Products were the subject of due diligence.

REASONABLE COUNTRY OF ORIGIN INQUIRY

For each of the Covered Products, a good faith Reasonable Country of Origin Inquiry (“RCOI”) was conducted. The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”) and whether the Conflict Minerals originated from recycled or scrap sources. However, the Company’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. The Company generally does not purchase Conflict Minerals directly from mines or smelters and must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Due to the breadth and complexity of the Covered Products’ supply chain, it takes substantial time for many of the Company’s suppliers to verify the origin of all the Conflict Minerals used in the Covered Products.

Industrial Gases. All of the Tier 1 and 2 and a majority of the Tier 3 identified Equipment Product component suppliers were contacted with an email that included: a description of the Company’s annual Conflict Minerals compliance process, a letter giving more explanation on why information was being requested and where a supplier could go for further information and education, and a request for a completed Conflict Minerals Reporting Template (CMRT) as developed by the Conflict Free Sourcing Initiative (CFSI)*. Of the suppliers contacted, 51% responded to the request, as compared to 52% for 2015. Suppliers who did not respond or whose responses were incomplete were repeatedly contacted, at least four times, to obtain more information.

*	Tier 1 Supplier – Annual spend greater than $1.5 million

Tier 2 Supplier – Annual spend between $0.25-$1.5 million

Tier 3 Supplier – Annual spend less than $0.25 million

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Performance Materials. Each supplier of a Consumable Product raw material containing a Conflict Mineral was contacted and requested to complete a CMRT. The response rate to our RCOI from suppliers of materials for our Consumable Products was 50%.

DUE DILIGENCE PROCESS

The Company conducts supply chain due diligence designed to conform in material respects with the downstream company recommendations in the due diligence framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance provides a five step framework for risk-based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third party audit of the smelter/refiners due diligence and (5) report on supply chain due diligence. Information on the Company’s overall implementation of the OECD guidance follows the description below of specific steps taken to perform due diligence on necessary Conflict Minerals in Covered Products for 2016.

Industrial Gases. The Company’s Equipment Products containing Conflict Minerals are typically assembled from a large number of generic components. Due to the complexity of these Equipment Products, and the depth, breadth and turnover of equipment supply chains, the Company has found it difficult to identify actors upstream from its direct suppliers. Many of the Company’s direct suppliers are not publicly traded on a United States exchange and thus are not subject to the Rule. The Company’s suppliers, who are generally also downstream companies, are similarly faced with the uncertainty of the ultimate source of Conflict Minerals. The Company received responses from a majority of its Equipment Product suppliers of components with Conflict Minerals. Only 139 of the suppliers returned completed CMRTs and 96 returned letters describing or referencing their policy on Conflict Minerals. Of the responses received, 117, or 50%, reported that their products did not contain Conflict Minerals originated in the Covered Countries; and 119, or 50%, reported that the source of the Conflict Minerals was undetermined. In most instances, the responses did not provide information beyond the identification of products containing Conflict Minerals. Some suppliers reported on a corporate level as to all smelters that provided Conflict Minerals to the supplier rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to the Company. Some of these smelter lists included hundreds of smelters.

The Company reviewed the completed CMRTs or other responses from Equipment Products suppliers for information on origin of Conflict Minerals in their product and to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries. Where possible, the Company compared the results to the list of Conflict-Free Smelters maintained by the CFSI. If a supplier responded that it could not determine the source of the Conflict Minerals or that it does not source from the Covered Countries, no additional due diligence was performed for 2016. The supplier response rate declined for 2016, and the Company still lacks information on a significant number of suppliers and has little ability to validate the data supplied by those who did respond. Accordingly, the results of the Equipment Products RCOI and due diligence were inconclusive; however, the Company did not find that any of the necessary Conflict Minerals in our Equipment Products directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries.

Performance Materials. Performance Materials requested CMRTs from the 10 suppliers identified by the Consumable Product line owners during the Covered Product determination process. Of those suppliers, 50% responded. Of those, two provided completed CMRTs and three provided letters stating the supplier’s stance on Conflict Minerals. The CMRT respondents reported that their products did not contain Conflict Minerals originated in the Covered Countries. Based on the RCOI and due diligence process, Performance Materials was unable to obtain sufficient information to determine the origin of the necessary Conflict Minerals contained in its Consumable Products. Accordingly, the results of the Consumable Products RCOI and due diligence were inconclusive; however, Performance Materials did not find that any of the necessary Conflict Minerals in its Consumable Products directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or adjoining countries.

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PROGRAM FOR IMPLEMENTING OECD GUIDANCE

The Company has taken the steps described below for overall implementation of the OECD due diligence framework.

Step 1: Establish Strong Company Management Systems

A.	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas.

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy, which was updated during this reporting year, may be found at http://www.airproducts.com/company/governance/commitment-ethical-business/statement-on-conflict-minerals.aspx. The Company has posted its Conflict Minerals Policy on both the Company’s internal and external websites.

B.	Establishment of an Internal Team to Support the Conflict Minerals Program.

The Company has established a Conflict Minerals Steering Committee (“CMSC”) which includes senior members from the Legal Department, Environment Health and Safety; and the Central Procurement Group. The CMSC oversees the Conflict Minerals Program parameters including the scope and development of effective processes and tools required to comply with the Rule. The Company engages employees across functional areas in the Company’s RCOI process. In order to educate the Company’s employees and suppliers, the Company uses an educational video to communicate the Company’s efforts to comply with the Conflict Minerals Rule to its employees and suppliers.

C.	Establishment of Control Systems.

The Company generally does not have a direct relationship with its Conflict Minerals smelters and mines, but is engaged and actively cooperates with other major manufacturers in the chemicals industry and other manufacturing sectors. The Company participates in and leverages the industry-wide Conflict Free Sourcing Initiative to understand and evaluate upstream actors in the supply chain:

As part of the Company’s RCOI, the Company CFSI Conflict Minerals Reporting Template to collect information on countries of origin for each smelter/refiner in the supply chain of Conflict Minerals used in the Company’s Covered Products. This information is evaluated to determine if further due diligence is required; for example, where:

•	The Conflict Minerals originate from or have been transported through a Covered Country;

•	The Conflict Minerals are claimed to originate from a country that has limited known reserves, resources or production capabilities for the Conflict Mineral in question; and/or

•	The Conflict Minerals are claimed to originate from a country in which minerals from conflict-affected and high-risk areas are known to transit.

The Company has established Conflict Minerals data management and record retention programs to track its compliance activities.

D.	Engagement of Suppliers.

The Company engages its suppliers who have been identified as providing the Company with materials that either contain or potentially contain Conflict Minerals which are necessary to the functionality or production of the Company’s Covered Products. The Company has developed a section of its website specifically for its suppliers to utilize to understand the Company’s expectations of all its suppliers, including Conflict Free sourcing, http://www.airproducts.com/company/supplier-information.aspx. The website includes the Company’s Conflict Minerals Policy and the Company’s 2016 Form SD and Conflict Minerals Report, and states the Company’s expectation that suppliers will comply with its Code of Conduct and meet its sustainability expectations, including Conflict Free sourcing. The Company has added Conflict Minerals provisions to its Global Terms and Conditions contract template.

The Company provides its suppliers with information and links to the Conflict Free Sourcing Initiative (“CSFI”) website which provides information regarding the Conflict Free Smelter Program, the Conflict Minerals Reporting Template and other educational materials. The Company also provides information to suppliers on the iTSCi “Bag and Tag Program” which provides independent third party verification of the Conflict Free status of minerals mined in the Conflict region. Finally, the Company has implemented provisions for its supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict

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Minerals.

E.	Company Grievance Mechanisms.

The Company has established a mechanism whereby any interested party (i.e., affected persons, whistle-blowers, employees and/or suppliers) may voice their concerns regarding circumstances of mineral extraction, trade, handling and export in conflict-affected and high risk areas. Such concerns, along with potential violations of the Company’s policies may be reported through the Company’s Integrity Line, which is administered by a third party, Global Compliance. From the United States, the Integrity Line may be accessed either through a call in number (877-272-9726) or through the Integrity Website https://www.airproductsintegrity.com/. From outside the United States, employees and suppliers may find instructions to access the Integrity Line through https://www.airproductsintegrity.com/.

Step 2: Identify and Assess Risks in the Supply Chain.

See the discussion above regarding the Company’s 2016 RCOI and due diligence process.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.

The Company has developed a risk management plan to address concerns that a supplier may be providing Conflict Minerals originating in a Covered Country.

•	The CMSC is made aware of any potential concerns identified.

•	For our Equipment Products, we are mitigating the supply chain risk by our active participation in CFSI.

•	Also for our Equipment Products, where there is limited transparency into the supply chain, we expect our suppliers to work collaboratively with us to develop conflict free supply chains over time. This means we expect suppliers to demonstrate their willingness to help support the determination of the conflict status of their supply chain and the provision of conflict free products.

•	We have implemented provisions for inclusion in supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals.

•	In the event a supplier does not demonstrate the willingness to comply with our Conflict Free Sourcing Policy, the Company will seek to educate the suppliers and provide information on the importance of conflict free sourcing and encourage participation with organizations that support conflict free sourcing.

Step 4: Conducting independent third party audit of supply chain due diligence at identified points in the supply chain.

Due to the complexity of its supply chains, the Company generally does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. As a member of the CFSI, the Company does support and leverage audit work conducted by the CFSI to comply with the OECD Guidance to conduct independent third party audits. The CFSI has implemented a Conflict Free Smelter program and has been conducting mineral audits for several years. As a part of the Conflict Free Smelter Program, the CFSI publishes a list of all smelters that have been audited and validated as “Conflict Free”. The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.

Step 5: Report on supply chain due diligence.

The Company has filed its Form SD and this Conflict Minerals Report to report on its supply chain due diligence.

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CONCLUSIONS

For 2016, some of our products contained necessary Conflict Minerals for which we were unable to determine the origin. We have not found, however, that any of the necessary Conflict Minerals in our products directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or adjoining countries.

STEPS THE COMPANY INTENDS TO TAKE IN ORDER TO MITIGATE RISK

The Company will continue to work to improve its RCOI and due diligence processes by increasing direct engagement with suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of its ability to track Conflict Minerals in its supply chain.

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CONFLICT MINERALS REPORT

(For the reporting period from January 1, 2016 to December 31, 2016)

INTRODUCTION

This Conflict Minerals Report (the “Report”) of Versum Materials, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2016 to December 31, 2016.

The Company is a global provider of solutions to the semiconductor and display industries with expertise in the development, manufacturing, transportation and handling of specialty materials (the “Materials”), including high purity specialty process gas, cleaners and etchants, slurries, organosilanes and organometallics deposition films, and equipment (the “Equipment”) to support the delivery and management of Materials. The Company employs expertise in molecular design and synthesis, purification, advanced analytics, formulation development and containers and delivery systems for the handling of these Materials to deliver solutions and critical process support to its customers in the semiconductor and display industries. These chemical and gas delivery and distribution systems (“Delivery Systems”) enable the safe and cost efficient use of the Company’s Materials by the Company’s customers. The principal raw materials for Delivery Systems are Equipment subcomponents such as printed circuit boards, cable assemblies, and electrical connectors.

The Company’s supply chain is global and complex, with multiple tiers of suppliers between the Company and the original sources of tin, tungsten, tantalum or gold (collectively, “3TG”) used in its products. The Company typically does not have direct relationships with any mines, smelters or refiners who may be present in its supply chain. Therefore, the Company relies on its direct suppliers to provide it with information about the origin of the 3TG in the raw materials and components the Company uses in the manufacture of its products.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The Company evaluated its current Materials products and Delivery Systems, and determined that certain materials and equipment it manufactured or contracted to manufacture in 2016 contained 3TG that was necessary to the functionality or production of those products. This Report relates specifically to those products: (a) for which any 3TG was necessary to the functionality or production of that product; (b) that were manufactured, or contracted to be manufactured, by the Company; and (c) for which the manufacture was completed during calendar year 2016 (the “Covered Products”).

REASONABLE COUNTRY OF ORIGIN INQUIRY

The Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TG contained in Covered Products had originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from a scrap or recycled source. Because the Company typically does not have direct relationships with any mines, smelters or refiners who may be present in its supply chain, the Company expects its direct suppliers to engage with their suppliers (direct and indirect) to gather the requested information. Accordingly, as part of its RCOI for 2016, the Company:

•	Reviewed each of its products to determine whether they incorporated or used 3TG by conducting a review of the specifications and manufacturing process for each Materials product and the new components added to the bill of materials for each Delivery Systems Equipment product. Components used before 2016 were reviewed in previous years.

•	Reviewed its supply base and the materials, product components and assemblies they supplied for the Covered Products to identify those direct suppliers (“Suppliers of Concern”) that may possibly supply 3TG to it.

•	Requested all Suppliers of Concern to provide it with a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Mineral Reporting Template questionnaire (“EICC/GeSI Reporting Template”) disclosing whether their provided components and assemblies contained 3TG and, if so, the names of the smelters used to process the 3TG.

•	Repeatedly contacted those Suppliers of Concern who did not promptly return a completed EICC/GeSI Reporting Template and encouraged them to respond, with a focus on the largest suppliers.

•	Reviewed responses received from Suppliers of Concern and requested additional information or clarifications, including without limitation information to the part number level, as deemed appropriate.

The Company identified 12 Suppliers of Concern for its Materials products, and all 12 provided a completed EICC/GeSI Reporting Template, a response rate of 100%. The Company identified 184 Suppliers of Concern for Delivery Systems Equipment products, and 42 of those provided a completed EICC/GeSI Reporting Template, a response rate of 23%.

Based on its completed RCOI described above, the Company’s overall conclusion is that certain of its necessary 3TG may have originated in a Covered Country and not from a scrap or recycled source.

The Company typically does not purchase 3TG directly from mines, smelters or refiners and therefore relies on its suppliers to provide information regarding the country of origin and chain of custody of the 3TG included in its products. This information may be inaccurate and incomplete. As a downstream purchaser of 3TG, the Company’s due diligence measures can provide only reasonable, not absolute, assurances regarding the source of any 3TG in its products.

DUE DILIGENCE PROCESS

The Company conducts supply chain due diligence in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the 3TG contained in the Covered Product. The five-step framework for risk based due diligence in the 3TG supply chain is:

1.	establish strong company management systems;

2.	identify and assess risks in the supply chain;

3.	design and implement a strategy to respond to identified risks;

4.	conduct an independent third party audit of supply chain due diligence at identified points in the supply chain; and

5.	report on supply chain due diligence.

Information on the Company’s overall implementation of the OECD Guidance follows the description below of specific steps taken to perform due diligence on necessary 3TG in Covered Products for 2016.

For any product identified as sourced from the Covered Countries or any supplier the Company had reason to believe was sourcing from the Covered Countries, the Company conducted further due diligence on the supply chain. The Company’s due diligence included reliance on work conducted by the Conflict Free Sourcing Initiative (the “CFSI”), specifically the Conflict-Free Smelter Program, which offers an independent, third-party audit that determines which smelters and refiners are “conflict-free,” in line with current global standards.

The Company reviewed the completed EICC/GeSI Reporting Templates in order to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries. If a supplier responded that it could not determine the source of the 3TG or that it does not source from the Covered Countries, no additional due diligence was performed. If a supplier did not respond to the request to complete the EICC/GeSI Reporting Template, the Company sent the supplier one or more additional requests to complete the EICC/GeSI Reporting Template. The Company continues to strive to improve its RCOI and due diligence processes by directly engaging suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of a line of sight to the source of 3TG in all of its products.

For both its Materials products and its Delivery Systems Equipment products, the Company relies on the information the suppliers provide regarding 3TG. Likewise, the Company’s direct suppliers are reliant upon information provided by their suppliers. The Company uses the information suppliers provide to assess the potential supply chain risk and any potential adverse impact. The Company also used information gathered by industry associations with a presence in the Covered Countries to evaluate its supply chain risk and supply alternatives.

Materials Products

Following the RCOI process and review of the completed EICC/GeSI Reporting Templates, five suppliers of Materials products were identified whose necessary 3TG the Company knows or has reason to believe may have originated in a Covered Country. The company received EICC/GeSI Reporting Template responses from 100% of its direct suppliers for Materials products. One of these five suppliers included a closed smelter on its smelter list. The supplier had a stockpile of materials processed by this now closed smelter. The closed smelter was a member of the TI-CMC at the time the facility closed, but had not yet undergone a Conflict-Free Smelter Program audit. Therefore, the 3TG provided by this supplier is now DRC conflict undeterminable.

Materials Products Smelter Findings – Smelters in Material Products Supply Chain

Smelter Name	Smelter CID No.	Metal	Smelter CFSI Status
Solikamsk Magnesium Works OAO	CID001769	Tantalum	Compliant
H.C. Starck Co., Ltd.	CID002544	Tantalum	Compliant
H.C. Starck GmbH Goslar	CID002545	Tantalum	Compliant
H.C. Starck GmbH Laufenburg	CID002546	Tantalum	No longer engaged in smelter operations; previously compliant
H.C. Starck Hermsdorf GmbH	CID002547	Tantalum	Compliant
H.C. Starck Inc.	CID002548	Tantalum	Compliant
H.C. Starck GmbH	CID002541	Tungsten	Compliant
H.C. Starck Smelting GmbH & Co.KG	CID002542	Tungsten	Compliant
Nui Phao H.C. Starck Tungsten Chemicals Manufacture	CID002543	Tungsten	Compliant
H.C. Starck Ltd.	CID002549	Tantalum	Compliant
H.C. Starck Smelting GmbH & Co.KG	CID002550	Tantalum	Compliant
Pobedit JSC	CID002532	Tungsten	Permanently Closed; previously a TI-CMC Member Company with Cross-recognition established with CFSI
Xiamen Tungsten (H.C.) Co., Ltd.	CID002320	Tungsten	Compliant
Jiangxi Gan Bei Tungsten Co., Ltd.	CID002321	Tungsten	Compliant
Chenzhou Diamond Tungsten Products Co., Ltd.	CID002513	Tungsten	Compliant
Japan New Metals Co., Ltd.	CID000825	Tungsten	Compliant
Xiamen Tungsten Co., Ltd.	CID002082	Tungsten	Compliant
Ganzhou Seadragon W & Mo Co., Ltd.	CID002494	Tungsten	Compliant
Global Tungsten & Powders Corp.	CID000568	Tungsten	Compliant

When the Company determines that a Material Covered Product contains a conflict mineral that originated in a Covered Country, the Company takes additional steps to determine whether the smelters/refiners in its supply chain are purchasing from Conflict Free sources. In conducting its due diligence with respect to Covered Products, the Company contacts its suppliers to determine the origin of the 3TG contained in the supplier’s materials. If a supplier provides the name of a specific smelter that it believes is sourcing from Covered Countries, the Company conducts research to verify that the smelter used by the supplier is compliant with the protocols of the CFSI Conflict Free Smelter Program.

Delivery Systems Equipment Products

Following the RCOI process, 184 suppliers of Delivery Systems Equipment products were identified whose necessary 3TG the Company knows or has reason to believe may have originated in a Covered Country. The Company received 42 completed EICC/GeSI Reporting Templates from these suppliers. Due to the relatively low response rate, the Company decided to focus on its largest Equipment suppliers based on 2015 annual spend. As a result, the response rate from the Company’s largest suppliers was significantly higher than from the remainder of the Equipment suppliers. Seven of the eight largest Equipment suppliers (or 88%), based on the Company’s annual spend in 2015, completed surveys in 2016. Of the next largest 23 suppliers, based on the Company’s annual spend in 2015, 17 (or 74%), provided completed surveys.

The Company’s Delivery Systems Equipment products containing 3TG are typically assembled from a large number of generic components. Due to the complexity of these Equipment products, and the depth, breadth and turnover of Equipment supply chains, the Company has found it challenging to identify actors upstream from its direct suppliers. Given that the Company is further downstream in the supply chain than for its Materials products, the supply base for Equipment products is much broader and more complex. Many of the Company’s direct suppliers of Equipment products are not publicly traded on a United States exchange and thus are not subject to the Rule.

When the Company determined that a Delivery Systems Equipment product contained 3TG that originated in a Covered Country, additional steps were taken to determine whether the smelters/refiners in its supply chain sourced from conflict free sources. In conducting its due diligence with respect to Covered Products, the Company contacted its supplier to determine the origin of the 3TG contained in the supplier’s products. The Company relies on information provided by its suppliers when determining the status of Equipment components. Both the number of suppliers and the number of smelters in the equipment supply chain is significantly greater than the number of smelters in the Materials products supply chain. In many cases, Equipment suppliers provide information on a company level basis, rather than on specific components, which makes it difficult to determine the origin of 3TG in specific components supplied to the Company. The Company was unable to determine if components supplied by approximately 60% of its Equipment suppliers were conflict free. Therefore, the results of the Equipment supplier due diligence are inconclusive, and do not allow the Company to make a definitive statement on the conflict status of its Delivery System Equipment products.

PROGRAM FOR IMPLEMENTING OECD GUIDANCE

In its implementation of the OECD Guidance, the Company took the specific steps described below:

Step 1: Establish Strong Company Management Systems

A.	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas.

The Company adopted a policy relating to 3TG (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy may be found at https://www.versummaterials.com/company/about-versum-materials/sustainability/. Key points of the Company’s policy include a commitment to strive for conflict free sourcing and the expectation that the Company’s suppliers do the same, the engagement of suppliers for information related to the sourcing of 3TG, the review of information received, and the application of the OECD Guidance.

B.	Establishment of an Internal Team to Support the Conflict Minerals Program.

The Company has established a Conflict Minerals Working Group which includes members from the Legal Department, Environment Health and Safety, the Procurement Group, and Delivery Systems Engineering. The Conflict Minerals Working Group oversees the Conflict Minerals Program, including the scope and development of effective processes and tools required to comply with the regulatory requirements and company policies. In order to educate the Company’s employees and suppliers, the Company has developed an educational presentation to communicate the Company’s efforts to comply with the Rule to its employees and suppliers. In addition, the Company’s Sustainability Council is apprised of any significant developments related to 3TG or the Company’s Conflict Minerals Program. The Company engages employees across functional areas in the Company’s RCOI process.

C.	Establishment of Control Systems.

The Company does not typically have a direct relationship with its 3TG smelters and mines, but is engaged with and actively cooperates with other major manufacturers in the chemicals industry and other manufacturing sectors. The Company relies on its membership in the CFSI to understand and evaluate upstream actors in the supply chain. As part of the Company’s RCOI, the Company uses the EICC/GeSI Reporting Template to request and collect information on countries of origin for each smelter/refiner in the supply chain of 3TG used in the Covered Products. The Company evaluates this information to determine if further due diligence is required; for example, where:

•	The 3TG originate from or have been transported through a Covered Country;

•	The 3TG are claimed to originate from a country that has limited known reserves, resources or production capabilities for the 3TG in question; or

•	The 3TG are claimed to originate from a country in which minerals from conflict-affected and high-risk areas are known to transit.

D.	Engagement of Suppliers.

The Company engages its suppliers who have been identified as providing the Company with materials that either contain or potentially contain 3TG which are necessary to the functionality or production of the Company’s Covered Products. The company’s external website includes the Company’s Conflict Minerals Policy and states the Company’s expectation that suppliers will comply with its Code of Conduct and meet its sustainability expectations, including a commitment to strive for conflict free sourcing. The Company’s Global Terms and Conditions of Purchase include the requirement for suppliers to maintain their own RCOI and due diligence process. Suppliers are also required to provide information to the Company on any conflict minerals contained in goods or materials sold to the Company.

The Company provides its suppliers with information and links to the CSI) website which provides information regarding the Conflict Free Smelter Program, the EICC/GeSI Reporting Template and other educational materials. Supplier assessments include a review and confirmation that suppliers have policies against sourcing 3TG that directly or indirectly finance armed groups.

E.	Grievance Mechanisms.

Any interested party (i.e., affected persons, whistle-blowers, employees and suppliers) may voice their concerns regarding circumstances of mineral extraction, trade, handling and export in conflict-affected and high risk areas, and any potential violations of the Company’s policies, through the Company’s Ethics Hotline, which is administered by a third party, NAVEX Global. From the United States, the Ethics Hotline may be accessed either by phone (855-883-2429) or online at https://secure.ethicspoint.com/domain/media/en/gui/48484/index.html. From outside the United States, employees and suppliers may find instructions to access the Ethics Hotline through https://secure.ethicspoint.com/domain/media/en/gui/48484/index.html.

Step Two: Identify and Assess Risks in the Supply Chain.

See the discussion above regarding the Company’s 2016 RCOI and due diligence process.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.

The Company has developed a risk management plan to address concerns that a supplier may be providing 3TG originating in a Covered Country. The following steps summarize the risk management plan:

•	The Conflict Minerals Working Group is made aware of any potential concerns.

•	A cross-functional team comprised of representatives most familiar with the product design and manufacturing requirements, including supplier qualification and evaluation, is assembled to assess the concern.

•	The cross-functional team evaluates the concern and assesses corrective action options.

•	Each identified concern will have a unique approach developed by the cross functional team, depending on the nature of the identified risk and the supply options available.

•	For Materials products that are found to have the potential to contain 3TG sourced from the Covered Countries, the Company refers to the CFSI Conflict Free Smelter Program to support supply chain transparency and reduce the risk that the 3TG was being supplied by a mine supporting armed conflict.

•	For Delivery System Equipment products, where there is limited transparency into the supply chain, the Company expects suppliers to work collaboratively with it. The Company expects suppliers to demonstrate their willingness to help support the determination of the conflict status of their supply chain. For suppliers who indicate their products have the potential to contain 3TG sourced from the Covered Countries, their EICC/GeSI Reporting Template was subject to further inspection, including a review of listed smelters for CFSI status, whether the supplier has a conflict minerals policy and whether they require direct suppliers to be conflict free.

If a supplier does not demonstrate the willingness to comply with the Company’s Conflict Free Sourcing Policy, the Company intends to take steps over a period of time. These steps may include:

•	Education on the importance of Conflict Free Sourcing and encouragement to engage directly with certain organizations to help support the supplier’s effort to source DRC Conflict Free Conflict Minerals.

•	Identifying potential alternative sources of supply known to be Conflict Free and potentially seeking to qualify these sources.

In some instances, the review of a supplier EICC/GeSI Reporting Template may indicate the presence of a potential “red flag.” In those cases, the Company may contact the supplier for additional information and to begin independent research on risks presented by the supplier’s smelters.

Step 4: Conducting independent third party audit of supply chain due diligence at identified points in the supply chain.

Due to the complexity of its supply chains, the Company does not typically have direct relationships with 3TG smelters and refiners, and does not perform direct audits of these entities within its supply chain. As a member of the CFSI, the Company supports and relies on the audit work conducted by the CFSI to comply with the OECD Guidance to conduct independent third party audits. The CFSI has implemented a Conflict Free Smelter program and conducts 3TG audits. As a part of the Conflict Free Smelter Program, the CFSI publishes a list of all smelters that have been audited and validated as “Conflict Free”. The Company is a member of the CFSI and the CFSI Due Diligence Practices Team, and attended the CFSI Annual Conference in 2016. The Company collaborates with its suppliers and customers to validate information obtained through several sources.

Step 5: Report on supply chain due diligence.

The Company has filed its Form SD and this Conflict Minerals Report regarding its supply chain due diligence.

CONCLUSIONS

For 2016, some of the Company’s products contained necessary 3TG for which the Company was unable to determine the origin.

FUTURE STEPS THE COMPANY INTENDS TO TAKE TO MITIGATE RISK

The Company will continue to work to improve its RCOI and due diligence processes by increasing direct engagement with suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of its ability to track 3TG in its supply chain. For 2017, the Company intends to focus on improving Delivery Systems Equipment supplier responses. Due to the breadth and complexity of the Equipment supply chain, it may take an extended period of time before all of the Company’s Equipment suppliers verify the origin of the 3TG they use. Many of the Equipment suppliers do not have a legal requirement to report 3TG information, may not have a detailed understanding of the Company’s legal requirements, and may not have systems in place to obtain the requested supply chain information.

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